# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: YHN Acquisition I Limited, CIK 0002020987
CUSIP: G1514D101
Title of class of securities: Ordinary Share
Address of issuer's principal executive offices: 2/F, Hang Seng Building, 200 Hennessy Road, Wanchai, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000899140-25-000535
Filed by CIK 0000011544

## Reporting persons
- W. R. Berkley Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 673,553; sole dispositive power 0; shared dispositive power 673,553; aggregate amount beneficially owned 673,553 (8.7% of the class)
- Berkley Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 673,553; sole dispositive power 0; shared dispositive power 673,553; aggregate amount beneficially owned 673,553 (8.7% of the class)

## Item 1. Issuer
Name of issuer: YHN Acquisition I Limited
Address of issuer's principal executive offices: 2/F, Hang Seng Building, 200 Hennessy Road, Wanchai, Hong Kong

## Item 2. Person Filing
Name of person filing: The information required by Item 2(a) is set forth in Row 1 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Address of principal business office or, if none, residence:
The address of each Reporting Person is:
475 Steamboat Road
Greenwich, CT 06830
Citizenship: The information required by Item 2(c) is set forth in Row 4 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Calculation of the ownership percentage set forth in Row 11 is based on the Issuer's publicly available Form 10-Q filed May 12, 2025, which states that the Issuer had outstanding 7,750,000 Ordinary Shares as of April 22, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- W. R. Berkley Corporation: By: /s/ Richard M. Baio, Richard M. Baio, Executive Vice President and Chief Financial Officer (08/08/2025)
- Berkley Insurance Company: By: /s/ Richard M. Baio, Richard M. Baio, Executive Vice President and Treasurer (08/08/2025)